SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34079; File No. 812-15121

New York Life Insurance and Annuity Corporation, et al; Notice of Application

October 30, 2020

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice.

Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: New York Life Insurance and Annuity Corporation ("NYLIAC"), NYLIAC Variable

Annuity Separate Account—I ("VA I"), NYLIAC Variable Annuity Separate Account—II ("VA

II"), NYLIAC Variable Annuity Separate Account—III ("VA III"), NYLIAC Variable Annuity

Separate Account—IV ("VA IV"), NYLIAC Variable Universal Life Separate Account—I ("VUL

I"), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I ("Corporate

VUL I"), NYLIAC Private Placement Variable Universal Life Separate Account—I ("Private

VUL I"), and NYLIAC Private Placement Variable Universal Life Separate Account—II

("Private VUL II") (each, a "Separate Account" and together, the "Separate Accounts").

NYLIAC and the Separate Accounts are collectively the "Applicants."

Summary of Application: Applicants seek an order pursuant to Section 26(c) of the 1940

Act, approving the substitution of shares issued by certain investment certain investment

portfolios

(the "Existing Portfolios") for the shares of certain investment portfolios of registered investment

companies (the "Replacement Portfolios"), held by the Separate Accounts as investment options

for certain variable life insurance policies and variable annuity contracts (such policies and contracts, the "Contracts") issued by NYLIAC (the "Proposed Substitutions").

Filing Date: The application was filed on April 8, 2020 and was amended on July 24, 2020, October 23, 2020, October 26, 2020, and October 27, 2020.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 19, 2020 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Erica E. Carrig, Esq., New York Life Insurance and Annuity Corporation, 51 Madison Avenue, New York, NY 10010 and Richard Choi, Esq., Carlton Fields, P.A., 1025 Thomas Jefferson St., N.W., Suite 400 West, Washington, D.C. 20007.

For Further Information Contact: Thankam A. Varghese, Senior Counsel at (202) 551-6446 or Parisa Haghshenas, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   NYLIAC is a Delaware stock life insurance company. NYLIAC is an indirect wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company. NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts NYLIAC that fund the Contracts.

2.   Each Separate Account, except for Private VUL I and Private VUL II, is registered under the 1940 Act as a unit investment trust.[1] Each Separate Account meets the definition of "separate account" contained in Section 2(a)(37) of the 1940 Act. Interests under the Contracts, except for Contracts issued through Private VUL I and Private VUL II, are registered under the Securities Act of 1933.[2] Each Account is divided into subaccounts, each of which invests exclusively in the securities of an underlying insurance-dedicated mutual fund ("Portfolio"). The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts, with the exceptions of Private VUL I and Private VUL II.

3.   The Contracts include the variable annuity contracts and the variable universal life policies.   The Contracts may be issued as individual or group Contracts. Contract owners and participants in group Contracts (each a "Contract Owner" and collectively, the "Contract Owners") may allocate some or all of their Contract value to one or more Subaccounts that are available as investment options under the Contracts.

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[1]   Private VUL I and Private VUL II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof.

[2]   Contracts issued through Private VUL I and Private VUL II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder.

4. Each Contract permits its owner to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to certain policy limitations, as well as potential restrictions if NYLIAC determines that such transfers may disadvantage or potentially harm the rights and interests of other policy holders. No sales charges applies to any such transfer of Contract value among Subaccounts. None of the Contracts currently assess a transfer charge, and no transfer charges will apply in connection with the Proposed Substitutions.

5. Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. NYLIAC, on behalf of itself and its Separate Accounts, proposes to substitute shares of one Portfolio for that of another Portfolio by replacing the shares of four Existing Portfolios that are held in Subaccounts of their Separate Accounts with shares of the corresponding Replacement Portfolios as shown in the table below. NYLIAC states that the proposed Substitutions are part of an ongoing effort to make their Contracts more attractive to existing and prospective Contract Owners. Additional information for each Existing Portfolio and the corresponding Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and performance, as well as the fees and expenses of each Existing Portfolio and its corresponding Replacement Portfolio, can be found in the application.

Substitution	Existing Portfolio	Replacement Portfolio
1.	MainStay VP Indexed Bond Portfolio – Initial Class	Fidelity VIP Bond Index Portfolio – Initial Class
	MainStay VP Indexed Bond Portfolio – Service Class	Fidelity VIP Bond Index Portfolio – Service Class 2
2.	Victory Variable Insurance Diversified Stock Fund – Class A Shares	MainStay VP MacKay S&P 500 Index Portfolio – Initial Class
	Victory Variable Insurance	MainStay VP MacKay S&P 500 Index

	Diversified Stock Fund – Class A Shares	Portfolio – Service Class
3.	LVIP SSgA International Index Fund – Standard Class	Fidelity VIP International Index Portfolio – Initial Class
4.	Invesco VI American Value Fund – Series I	MFS VIT III Mid Cap Value Portfolio – Initial Class
	Invesco V.I. America Value Fund – Series II	MFS VIT III Mid Cap Value Portfolio – Service Class

6.   Applicants state that the Proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents (collectively, "Supplements') and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected (the "Effective Date"). Each Supplement, among other things, will advise Contract Owners that for 30 days before the Effective Date, Contract Owners are permitted to transfer all of or a portion of their Contract value that out of any Subaccount investing in the Existing Portfolios to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

7.   Applicants will send the Supplements and the summary prospectuses to all existing Contract Owners at least 30 days prior to the Effective Date. The Contract prospectus and Supplement, and the summary prospectuses for the Replacement Portfolios will be delivered to purchasers of new Contracts.

8.   In addition to the Supplement distributed to Contract Owners, within five business days after the Effective Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will include or be accompanied by a statement that reiterates

the free transfer rights disclosed in the Supplement.

9.   The Proposed Substitutions will take place at the Existing and Replacement Portfolios' relative per share net asset values determined on the Effective Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. The Proposed Substitutions will be effected by having each applicable Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash on the Effective date at net asset value per share and purchase shares of the corresponding Replacement Portfolio at net asset value per share calculated on the same date. The Proposed Substitutions will be effective by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio.

10.   NYLIAC or an affiliate will pay all expenses and transaction costs of the Proposed Substitutions. No costs of the Substitutions will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitutions, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way. The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions. The charges for optional living benefit riders may change from time to time and any such changes would be unrelated to the Proposed Substitutions. No fees will be charged on the transfer made on the Effective Date because the Proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

11.   In addition, with respect to Proposed Substitution 2, Applicants represent that New York Life Investment Management LLC (the "Manager") will enter into a written contract with the MainStay VP MacKay S&P 500 Index Portfolio whereby during the two years following the

Effective Date the annual net operating expenses of the MainStay VP MacKay S&P 500 Index Portfolio will not exceed the annual net operating expenses of the Victory VI Diversified Stock Fund for the fiscal year ended December 31, 2019.

12.   Applicants represent that with respect to Proposed Substitution 4, for a period of two (2) years commencing on the Effective Date and for those Contracts with assets allocated to the Invesco VI American Value Fund on the Effective Date, NYLIAC will, no later than the last business day of each fiscal quarter, make a corresponding reduction in Separate Account (or Subaccount) expenses to the extent that the annual net operating expenses of MFS VIT III Mid Cap Value Portfolio for such period exceeds, on an annualized basis, the total annual net operating expenses of the Invesco VI American Value Fund for fiscal year 2019. The Applicants further agree that separate account charges of any Subaccounts investing in the Proposed Substitution 2 and 4 Replacement Portfolios for any Contract Owner on the Effective Date will not be increased at any time during the two year period following the Effective Date.

Legal Analysis

1.   Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   Applicants submit that each of the Substitutions is constituent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In

particular, Applicants point to the following:

(a) the Contracts permit the Proposed Substitutions, subject to Commission approval and compliance with applicable laws, upon appropriate notice;

(b) the prospectuses for the Contracts contain appropriate disclosure of these rights;

(c) the Proposed Substitutions will be described in the Supplements delivered to all affected Contract Owners 30 days before the Effective Date;

(d) the Supplements will advise Contract Owners that 30 days before the Effective Date through 30 days following the Substitution Date, Contract Owners are permitted to transfer all or a portion of their Contract value out of any Subaccount investing in the Existing Portfolios to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts;

(e) each Replacement Portfolio and its corresponding Existing Portfolio have similar or substantially similar investment objectives, principal investment strategies, and principal risks;[3] and

(f) the total net operating expenses of each Replacement Portfolio will be the same or lower than those of the corresponding Existing Portfolio for at least two years following the Substitution Date.

Applicants assert that, based on the terms noted above, and subject to the conditions set forth below, the Proposed Substitutions do not raise the concerns underlying section 26(c) of

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[3] Applicants cite to prior Commission orders under Section 26(c) for similar substitutions in support of their request.

the 1940 Act.

3.   Applicants' Conditions

         Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Proposed Substitutions will not be effected unless NYLIAC determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Proposed Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitutions.

2.   NYLIAC or its affiliates will pay all expenses and transaction costs of the Proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Proposed Substitutions.

3.   The Proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

4.   The Proposed Substitutions will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitutions.

5.   The rights or obligations of the Applicants under the Contracts of affected Contract

Owners will not be altered in any way. The Proposed Substitutions will not adversely affect any

riders under the Contracts since each Replacement Portfolio is an allowable Investment Option

for use with such riders.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value

from the Subaccount investing in the Existing Portfolio (before the Effective Date) or the

Replacement Portfolio (after the Effective Date) to any other available investment option under

the Contract without charge for a period beginning at least 30 days before the Effective Date

through at least 30 days following the Effective Date. Except as described in any market

timing/short-term trading provisions of the relevant prospectus, the NYLIAC will not exercise any

right it may have under the Contract to impose restrictions on transfers between the subaccounts

under the Contracts, including limitations on the future number of transfers, for a period

beginning at least 30 days before the Effective Date through at least 30 days following the

Effective Date.

7.   All affected Contract Owners will be notified, at least 30 days before the Effective Date

about: (a) the intended substitution of the Existing Portfolios with the Replacement Portfolios; (b)

the intended Effective Date; and (c) information with respect to transfers as set forth in Condition

6 above. In addition, NYLIAC will also deliver, at least 30 days before the Effective Date, a

prospectus for each applicable Replacement Portfolio.

8.   NYLIAC will deliver to each affected Contract Owner within five (5) business days of the

Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions

were carried out as previously notified; (b) a restatement of the information set forth in the Pre-

Substitution Notice; and (c) before and after account values.

9.   In addition, with respect to Proposed Substitution 2 the Manager will enter into a written contract with the MainStay VP MacKay S&P 500 Index Portfolio whereby during the two years following the Effective Date the annual net operating expenses of the MainStay VP MacKay S&P 500 Index Portfolio will not exceed the annual net operating expenses of the Victory VI Diversified Stock Fund for the fiscal year ended December 31, 2019. With respect to Proposed Substitution 4, for a period of two (2) years commencing on the Effective Date and for those Contracts with assets allocated to the Invesco VI American Value Fund on the Effective Date, NYLIAC will, no later than the last business day of each fiscal quarter, make a corresponding reduction in Separate Account (or Subaccount) expenses to the extent that the annual net operating expenses of MFS VIT III Mid Cap Value Portfolio for such period exceeds, on an annualized basis, the total annual net operating expenses of the Invesco VI American Value Fund for fiscal year 2019. The Applicants further agree that separate account charges of any Subaccounts investing in the Proposed Substitution 2 and 4 Replacement Portfolios for any Contract Owner on the Effective Date will not be increased at any time during the two year period following the Effective Date.

10.   With respect to Proposed Substitutions 1, 3 and 4, the Applicants will not receive, for three years from the Effective Date, any direct or indirect benefits paid by the applicable Replacement Portfolios, their advisers or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the applicable Substitutions, at a higher rate than the Applicants have received from the corresponding Existing Portfolio, its advisers or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Proposed Substitutions 1, 3 and 4, and the selection of the applicable Replacement

Portfolios was not motivated by any financial consideration paid or to be paid to NYLIAC or its affiliates by the applicable Replacement Portfolios, their advisers, underwriters or their affiliates.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill Peterson
Assistant Secretary